Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending March 31, 2014
	2009	2010	2011	2012	2013
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$224,705	$307,219	$408,669	$435,331	$580,575	$243,309
Add: Fixed charges	74,750	97,991	110,946	120,321	133,511	37,245
Amortization of interest capitalized	715	729	739	755	816	220
Distributed income of equity investees	4,558	4,853	5,598	7,793	3,274	384
Less: Interest capitalized	(3,510)	(2,943)	(3,174)	(6,195)	(14,339)	(5,310)
Total earnings	$301,218	$407,849	$522,778	$558,005	$703,837	$275,848

FIXED CHARGES:
Interest expense	$69,847	$93,436	$105,695	$111,786	$116,124	$31,106
Interest capitalized	3,510	2,943	3,174	6,195	14,339	5,310
Debt amortization expense	1,112	1,401	1,831	2,087	2,424	599
Rent expense representative of interest factor	281	211	246	253	624	230
Total fixed charges	$74,750	$97,991	$110,946	$120,321	$133,511	$37,245
Ratio of earnings to fixed charges	4.0	4.2	4.7	4.6	5.3	7.4

* Excludes income from equity investments.